Exhibit 99.1

BOS Reports Financial Results for the Fourth Quarter and the Year 2022

Exceeds the projections for 2022 and positive outlook for year 2023

RISHON LE ZION, Israel, March 29, 2023 – BOS Better Online Solutions Ltd. ("BOS" or the "Company") (NASDAQ: BOSC) reported its financial results for the fourth quarter and the year 2022.

Fourth Quarter 2022 Financial Highlights:

●	Revenues grew by 25% to $11.3 million from $9.1 million in the fourth quarter of the year 2021;

●	Gross profit margin improved to 22.8% compared to 19.0% in the fourth quarter of the year 2021;

●	Operating profit amounted to $652,000 compared to $58,000 in the fourth quarter of the year 2021;

●	EBITDA amounted to $781,000 compared to $149,000 in the fourth quarter of the year 2021;

●	Financial expenses increased to $115,000 from $2,000 in the fourth quarter of the year 2021;

●	Net income amounted to $531,000 or $0.09 per basic share compared to $100,000 or $0.02 per basic share in the fourth quarter of the year 2021;

Year 2022 Financial Highlights:

●	Revenues grew by 23% to $41.5 million from $33.6 million in the year 2021 ;

●	Gross profit margin improved to 21.8% from 19.6% in the year 2021;

●	Operating profit increased to $1.9 million from $0.5 million in the year 2021;

●	EBITDA amounted to $2.4 million compared to $0.84 million in the year 2021.

●	Financial expenses increased to $647,000 from $105,000 in the year 2021.

●	Net income amounted to $1.28 million or $0.23 per basic share compared to $0.45 million or $0.09 per basic share in the year 2021.

Financial Outlook:

For the full year 2023, BOS currently expects:

●	Revenues of $45 million

●	Net income of $1.5 million

Eyal Cohen, BOS' CEO stated: "We are pleased with the financial results of year 2022, which were above our expectations. We feel comfortable with our year 2023 projection and we are executing our growth plan that should yield further positive results in year 2024."

Ziv Dekel, BOS’ Chairman stated: “ Year 2022 was characterized by continued strengthening of BOS' core capabilities and enhancement of our competitive position in our different market places. This forms the basis for our future growth and profits."

BOS will host a conference call on Wednesday, March 29, 2023, at 9:00 a.m. EDT - 4:00 p.m., Israel Time. A question-and-answer session will follow management's presentation.

To access the conference call, please dial one of the following numbers:

US: +1-888-281-1167, International: +972-3-9180644.

For those unable to listen to the live call, a replay of the call will be available the next day on the BOS website: www.boscom.com

About BOS

BOS provides services and systems for inventory production and management in three channels:

●	Services – The Supply Chain division provides inventory procurement and kitting.

●	Integration – the RFID division provides off-the-shelf software and equipment to track and manage inventory in the production floor and warehouse.

●	Development – the Intelligent Robotics division develops and builds custom-made robotic cells for industrial and logistic processes.

Contact:

Eyal Cohen, CEO
+972-542525925 | eyalc@boscom.com

Use of Non-GAAP Financial Information

BOS reports financial results in accordance with US GAAP and herein provides some non-GAAP measures. These non-GAAP measures are not in accordance with, nor are they a substitute for, GAAP measures. These non-GAAP measures are intended to supplement the Company's presentation of its financial results that are prepared in accordance with GAAP. The Company uses the non-GAAP measures presented to evaluate and manage the Company's operations internally. The Company is also providing this information to assist investors in performing additional financial analysis that is consistent with financial models developed by research analysts who follow the Company. The reconciliation set forth below is provided in accordance with Regulation G and reconciles the non-GAAP financial measures with the most directly comparable GAAP financial measures.

Safe Harbor Regarding Forward-Looking Statements

The forward-looking statements contained herein reflect management's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS. These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of BOS being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS, the effect of exchange rate fluctuations, general worldwide economic conditions, the continued availability of financing for working capital purposes and to refinance outstanding indebtedness; and additional risks and uncertainties detailed in BOS' periodic reports and registration statements filed with the US Securities and Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands

	Year ended December 31,		Three months ended December 31,
	2022	2021	2022	2021
	(Unaudited)	(Audited)	(Unaudited)	(Audited)

Revenues	$41,511	$33,634	$11,328	$9,079
Cost of revenues	32,451	27,048	8,738	7,351
Gross profit	9,060	6,586	2,590	1,728
Operating costs and expenses:
Research and development	166	208	38	54
Sales and marketing	4,924	3,955	1,375	1,053
General and administrative	2,122	1,906	564	563
Other income, net	(81)	-	(39)	-
Total operating costs and expenses	7,131	6,069	1,938	1,670

Operating income	1,929	517	652	58
Financial expenses, net	(647)	(105)	(115)	2
Income before taxes on income	1,282	412	537	60
Taxes benefit (taxes on income)	(6)	39	(6)	40
Net income	$1,276	$451	$531	$100

Basic and diluted net income per share	$0.23	$0.09	$0.09	$0.02
Weighted average number of shares used in computing basic net income per share	5,550	5,212	5,702	5,301
Weighted average number of shares used in computing diluted net income per share	5,589	5,424	5,703	5,438

Number of outstanding shares as of December 31, 2022 and 2021	5,702	5,251	5,702	5,251

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	December 31, 2022	December 31, 2021
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,763	$1,875
Restricted bank deposits	130	242
Trade receivables	10,834	9,209
Other accounts receivable and prepaid expenses	1,414	977
Inventories	6,433	5,567

Total current assets	20,574	17,870

LONG-TERM ASSETS	260	150

PROPERTY AND EQUIPMENT, NET	3,270	1,097

OPERATING LEASE RIGHT-OF-USE ASSETS, NET	1,110	944

OTHER INTANGIBLE ASSETS, NET	486	20

GOODWILL	4,895	4,676

Total assets	$30,595	$24,757

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	December 31, 2022	December 31, 2021
	(Unaudited)	(Audited)

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Current maturities of long-term loans	$586	$740
Operating lease liabilities, current	301	538
Trade payables	7,984	5,200
Employees and payroll accruals	1,016	996
Deferred revenues	542	917
Advances net of inventory in process	47	249
Accrued expenses and other liabilities	719	112

Total current liabilities	11,195	8,752

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities	1,294	681
Operating lease liabilities, non-current	827	565
Long-term deferred revenues	241	132
Accrued severance pay	404	280

Total long-term liabilities	2,766	1,658

TOTAL SHAREHOLDERS' EQUITY	16,634	14,347

Total liabilities and shareholders' equity	$ 30, 595	$24,757

CONDENSED CONSOLIDATED EBITDA

(U.S. dollars in thousands)

	Year ended December 31,		Three months ended December 31,
	2022	2021	2022	2021

Operating income	$1,929	$517	$652	$58
Add:
Amortization of intangible assets	107	20	31	5
Stock-based compensation	97	67	22	23
Depreciation	255	238	76	63
EBITDA	$2,388	$842	$781	$149

SEGMENT INFORMATION

(U.S. dollars in thousands)

	RFID	Supply Chain Solutions	Intelligent Robotics	Intercompany	Consolidated
	Year ended December 31, 2022

Revenues	$15,318	$25,232	961		$41,511

Gross profit (loss)	3,778	5,441	(159)	-	9,060

Allocated operating expenses	2,535	3,450	425	-	6,410

Unallocated operating expenses*		-	-		721

Income (loss) from operations	$1,243	$1,991	$(584)	-	1,929

Financial expenses and tax on income					(653)

Net income					$1,276

	RFID	Supply Chain Solutions	Intelligent Robotics	Intercompany	Consolidated
	Year ended December 31, 2021

Revenues	$13,192	$19,008	1,576	$(142)	$33,634

Gross profit (loss)	3,338	3,708	(460)	-	6,586

Allocated operating expenses	2,300	2,497	573	-	5,370

Unallocated operating expenses*	-		--		699
Income (loss) from operations	$1,038	$1,211	$(1,033)	-	517

Financial expenses and tax on income					(66)
Net income					$451

SEGMENT INFORMATION

(U.S. dollars in thousands)

	RFID	Supply Chain Solutions	Intelligent Robotics	Intercompany	Consolidated
	Three months ended December 31, 2022

Revenues	$4,273	$6,789	$266		$11,328

Gross profit	1,187	1,560	(157)	-	2,590

Allocated operating expenses	645	1,014	78	-	1,737

Unallocated operating expenses*					201

Income (loss) from operations	$542	$546	$(235)	-	652

Financial expenses and tax on income					121

Net income					$531

	RFID	Supply Chain Solutions	Intelligent Robotics	Intercompany	Consolidated
	Three months ended December 31, 2021

Revenues	$3,999	$4,840	$236	$4	$9,079

Gross profit (loss)	1,126	1,025	(423)	-	1,728

Allocated operating expenses	659	709	121	-	1,489

Unallocated operating expenses*					181

Income (loss) from operations	$467	$316	$(544)	-	58

Financial income and Tax on income					42

Net income					$100

*	Unallocated operating expenses include costs not specific to a particular segment but are general to the group, such as expenses incurred for insurance of directors and officers, public company fees, legal fees, and other similar corporate costs.